KW 3/11/14

14046689

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
405

SEC FILE NUMBER
8-24971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEAPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902 (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, THEODORE P. WEISBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEAPORT SECURITIES CORPORATION, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NY State, County of NY

Sworn on February 25, 2014

Signature

Title

TAWANA HALEY
Notary Public - State of New York
NO. 01HA4965322
Qualified in New York County
My Commission Expires April 16, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPORT SECURITIES CORPORATION

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Seaport Securities Corporation
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of Seaport Securities Corporation (a New York corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaport Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules number "1" through "4" has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules number "1" through "4" is fairly stated in all material respects in relation to the financial statements as a whole.

Horowitz & Ullmann, P.C.

New York, NY
February 24, 2014

SEAPORT SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash	$7,320,927
Money market funds	710,811
Marketable securities	1,307,235
Accrued commissions receivable	64,071
Prepaid expense and other receivables	34,199
TOTAL ASSETS	$9,437,243
LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 47,309
Deferred taxes payable	45,381
TOTAL LIABILITIES	92,690
SHAREHOLDERS' EQUITY	
Capital Stock	
Common share, no par value, authorized 200 shares; issued and outstanding 100 shares	100
Additional paid-in capital	14,400
Retained earnings	9,409,496
Less: common shares held in treasury	(79,443)
TOTAL SHAREHOLDERS' EQUITY	9,344,553
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$9,437,243

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Commissions	$ 556,490
Dividend and interest income	97,446
Gain on investment securities	615,229
Fee income	117,391
Clearance rebate income	30,047
Floor brokerage income	9,279
Total revenues	1,425,882
EXPENSES	
Employee compensation	323,990
Clearance charges	57,186
Rent	96,587
Travel and entertainment	78,318
Insurance	38,674
Payroll taxes	26,114
Tickers and quotation service	51,521
Telephone	35,269
Professional and registration fees	161,653
Office expense	63,451
Commission expenses	151,484
Miscellaneous	11,284
Total expenses	1,095,531
NET INCOME BEFORE PROVISION FOR INCOME TAXES	330,351
INCOME TAX EXPENSE	-
NET INCOME	$ 330,351

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 330,351
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investment securities	(615,229)
Deferred income taxes	(2,024)
Changes in assets and liabilities:	
Decrease in Money Market funds	(83,972)
Proceeds from sales of marketable securities	441,857
Decrease in prepaid expenses	1,538
Increase in accrued commission receivable	(23,399)
Increase in accounts payable and accrued expenses	13,684
Total adjustments	(267,545)
Net cash provided by operating activities	62,806
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholders	(537,500)
NET DECREASE IN CASH	(474,694)
CASH – January 1, 2013	7,795,621
CASH – December 31, 2013	$ 7,320,927

See independent auditor's report and accompanying notes to financial statements.

SEAPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMER 31, 2013

	Common Stock No Par	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Shareholders' Equity
Balances January 1, 2013	$100	$14,400	$(79,443)	$9,616,645	$9,5551,702
Net income	-	-	-	330,351	330,351
Distributions	-	-	-	(537,500)	(537,500)
Balances December 31, 2013	$100	$14,400	$(79,443)	$9,409,496	$9,344,553

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Seaport Securities Corporation, a New York "S" Corporation, is a broker-dealer registered with the SEC and a member of the NYSE, FINRA, and SIPC. It offers execution services to other broker-dealers and "buy" side institutions (mutual funds, money managers, pension funds, hedge funds, banks, etc.) as well as offering discount brokerage services including online brokerage services to the general investing public.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on the securities exchange on the last business day of each month. The resulting difference between cost and market is included in income with the realized gain or loss.

Valuation of Securities:
The Company has adopted the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC). It defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It also established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Money market funds are valued at fair market value.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through February 24, 2014, the date that the financial statements were available to be issued.

3. ACCRUED COMMISSION RECEIVABLE

The Company records accrued commission receivable for trading commissions earned but not received as of December 31, 2013. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

4. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes is $2,024.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2013, the Company's net capital exceeds such capital requirements by $8,277,622 and the ratio of aggregate indebtedness to net capital is .0057 to 1.

6. INCOME TAXES

The shareholders of the Company have elected to treat the corporation as an "S" Corporation for Federal and New York State tax purposes. As a result, in lieu of corporation income taxes, the stockholders are taxed on the proportionate share of the Company's taxable income. However, a provision for New York City corporation taxes has been recorded in the financial statements. The Company's income tax returns for 2010, 2011 and 2012 are subject to examination by tax authorities, generally for three years after they were filed.

The Company computes its New York City tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at December 31, 2013:

	Current	Deferred	Total
State and local tax expense	$2,024	($2,024)	$ -
	$2,024	($2,024)	$ -

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

7. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the year ended December 31, 2013, the Company did not make a contribution to the pension plan.

8. CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

9. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a five-year operating lease agreement expiring in March 2015. Future minimum payments, exclusive of operating expense escalations, through the expiration of the lease are as follows:

Year ended December 31,	
2014	$ 96,156
2015	24,039
Total	$120,195

Rent expense is $96,587 for the year ended December 31, 2013, which includes utilities and real estate tax.

SEAPORT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2013

Schedule "1"

SHAREHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$9,344,553
Less: Nonallowable assets:	
Prepaid expenses and other receivables	(34,199)
TENTATIVE NET CAPITAL	9,310,354
Capital charge on investment securities	(876,302)
Capital charge on undue concentration	(56,430)
NET CAPITAL	8,377,622
Less: Minimum net capital required to be maintained ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$8,277,622
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 47,309
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 3,156
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0057 to 1

SEAPORT SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2013

Schedule "2"

Net Capital, per Form X-17a-3 as of December 31, 2013, unaudited	$9,344,553
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$9,344,553

**COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013**

Schedule "3"

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended December 31, 2013.

See independent auditor's report and accompanying notes to financial statements.

**INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013**

Schedule "4"

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended December 31, 2013.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of Seaport Securities Corporation

In planning and performing our audit of the financial statements of Seaport Securities Corporation as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered Seaport Securities Corporation's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Seaport Securities Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of Seaport Securities Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Seaport Securities Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Seaport Securities Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Seaport Securities Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance

with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Seaport Securities Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.
New York, NY
February 24, 2014

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Seaport Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Seaport Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seaport Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Seaport Securities Corporation's management is responsible for Seaport Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
February 24, 2014

SEAPORT SECURITIES CORPORATION
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Total revenue	$1,425,882
Deductions:	
Gain on investment securities	(615,239)
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	(57,186)
Total revenue, subject to assessment	753,457

Computation of assessment:	
For the year ended December 31, 2013 @.0025	$ 1,883
Less: Payments	
July 2013	(962)
February 2014	(921)
Balance Due	$ -